

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 8, 2010

Mr. Jon A. Olson
Senior Vice President, Finance, and Chief Financial Officer
Xilinx, Inc.
2100 Logic Drive
San Jose, CA 95124

      Re: **Xilinx, Inc.**
              Form 10-K for the Fiscal Year Ended April 3, 2010
              Filed June 1, 2010
              File No. 000-18548

Dear Mr. Olson:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Kevin L. Vaughn
                    Accounting Branch Chief